Exhibit 99.2

F O R  I M M E D I A T E  R E L E A S E

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the

Annual General Meeting of Shareholders

Toronto, Ontario (June 7, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) is providing a summary of the voting results of yesterday’s Annual General Meeting of Shareholders (“AGM”).

Results of the AGM

The Company is reporting the voting results of its AGM held on Thursday June 6, 2013 in Toronto, Ontario, Canada. The summary of the results are as follows:

Total shares voted:	106,321,455
Total shares issued and outstanding:	127,527,786
Total pe’rcentage of shares voted:	83.37%

1.      The Election of Directors

Each of the nominee directors listed in Alamos’ management proxy circular dated May 1, 2013 was elected as a director, without a vote by ballot being conducted. Alamos received proxies with regard to voting on the six directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark Wayne	88,043,161	83.88	16,924,234	16.12
John A. McCluskey	104,923,813	99.96	43,582	0.04
Kenneth G. Stowe	104,001,943	99.08	965,452	0.92
David Gower	104,083,303	99.16	884,092	0.84
Paul J. Murphy	104,931,260	99.97	36,135	0.03
Anthony Garson	104,491,134	99.55	476,261	0.45

TRADING SYMBOL: TSX:AGI NYSE:AGI

2.	Appointment of Auditors

According to proxies received and vote by show of hands, Ernst & Young LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

Vote For	%	Withhold Vote	%
105,782,556	99.49	538,899	0.51

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $490 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of May 31, 2013, Alamos had 127,557,786 common shares outstanding (132,205,786 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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